GETELMAN CORP.
2235 E. Flamingo Rd., Suite 355,
Las Vegas, NV 89119
Tel.  725-777-0799
Email: getelmancorp@gmail.com

March 24, 2016

Ms. Kathleen Suellentrop
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Getelman Corp.
Registration Statement on Form S-1
Filed March 3, 2016
File No. 333-209891

Dear Ms. Suellentrop,

Getelman Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated March 22, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on March 3, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company does not have any written communications, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials supplementally.

Prospectus Cover Page

2. Please provide the disclosure regarding the offering price information required by Item 501(b)(3) of Regulation S-K. Consider providing such information in tabular format.

RESPONSE: We have provided the disclosure regarding the offering price information required by Item 501(b)(3) of Regulation S-K in tabular format.

Use of Proceeds, page 15

3. Please revise the use of proceeds table to reflect the use of proceeds at 25% of the total offering. Also, please add a narrative discussing the use of proceeds if you raise less than 25% of the total offering. In addition, we note the proceeds allocated to employees. Please clarify whether this may be used to compensate your sole officer and director.

RESPONSE: We have revised the use of proceeds table to reflect the use of proceeds at 25% of the total offering. We have also added a narrative discussing the use of proceeds if we raise less than 25% of the total offering. We have clarified that we do not plan to use our proceeds to compensate our sole officer and director. Mr. Gitelman will be compensate from revenues of operations.

Management’s Discussion and Analysis or Plan of Operations, page 18

4. Please disclose the cash balance as of a more recent practicable date.

RESPONSE: We have disclosed the cash balance as of a more recent practicable date in Management’s Discussion and Analysis or Plan of Operations section.

Exhibits

5. Please file the subscription agreement referenced on page 34 as an exhibit.

RESPONSE: We have filed a form of subscription agreement as an Exhibit 99.1.

6. Please revise the legality opinion to include the state law under which you opine.

RESPONSE: We have filed updated legal opinion from Company’s attorney.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

7. Please revise to include a currently dated consent of the independent registered public accounting firm which references the correct date of their audit report with respect to the Company’s financial statements.

RESPONSE: We have filed updated currently dated consent from our independent registered public accounting firm.

Please direct any further comments or questions you may have to the company at getelmancorp@gmail.com

Thank you,

/s/ Mark Gitelman
Mark Gitelman, President